Mail Room 4561

December 7, 2009

Zhi Yong Li
Chairman of the Board and Chief Executive Officer
Hyperera, Inc.
2316 S. Wentworth Ave.
Chicago, IL 60616

> **Re: Hyperera, Inc.**
> **Registration Statement on Form S-1**
> **Filed on November 10, 2009**
> **File No. 333-163035**

Dear Mr. Li:

We have reviewed the above-referenced filing of Hyperera, Inc. and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   Please clarify your statement in footnote 4, where you state that this offering represents shares that have been issued or "will be issued to the selling shareholders" named in the registration statement. Confirm that the shares being registered for resale have already been issued to the selling shareholders.

The Offering, page 5

2.   You state that selling shareholders cannot acquire the shares underlying these "warrants" until your shares are quoted on the OTC Bulletin Board. However, it

appears that no warrants are currently outstanding. Please advise or revise accordingly.

Risk Factors, page 7

3.   We note that Beijing Chaoran Chuangshi Technology Co., Ltd. (Beijing Chaoran), your sole source supplier for the products you sell, is owned 100% by Mr. Liancheng Li, the father of Zhi Yong Li, Chairman of the Board. Please include a risk factor to this effect, alerting investors to a potential conflict of interest that may arise from this relationship and how you intend to resolve any conflicts that may ensue, as a result.

There is substantial doubt about our ability to continue as a going concern as a result of our lack of significant revenues, page 7

4.   Please revise this risk factor to clarify for investors that you have not generated any revenues to date.

Our business is largely subject to the uncertain legal environment in China, page 10

5.   This risk factor appears to discuss more than one risk within the paragraph. Please ensure that each distinct risk is concisely identified in a separate caption and discussed in the related paragraph. It appears that your risk that the legal system in China is uncertain and consequently investors' legal protection may be limited is distinct from your risk that substantially all the assets of your executive officers and directors are located outside the United States.

Selling Shareholders, page 15

6.   Please disclose whether there are any material relationships between you and any of the selling shareholders pursuant to Item 507 of Regulation S-K.

Business, page 23

7.   You state that your business is the sale of hardware and software and customization of clinical information system software, yet elsewhere in your filing you state that you have no direct business operations, other than your ownership of your subsidiaries. Refer to your risk factor on page 11 that begins with, "Because our holding company structure …." Please clarify for investors that your business is conducted through your Chinese subsidiary and whether you intend to exclusively sell the software and hardware of Beijing Chaoran.

8.   On page 10 in your filing, you state that your operations in China are in material compliance with all applicable legal and regulatory requirements. Please describe

what steps you have taken to ensure that you have complied with Chinese legal and regulatory requirements. Refer to Item 101(h)(4)(viii) of Regulation S-K. Further, include in your discussion the effects, if any, of any existing government regulations on your business operations. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

9.   Please remove your disclosures on page 25 that state: "David: MDA needs to be drafted and inserted (See below)."

Results of Operations, page 26

10.   Tell us your consideration of providing enhanced qualitative and quantitative disclosures to explain how the increase in operating expenses have assisted you in starting or initiating your plan of operation and obtaining financing. In this respect, you should provide a discussion of your results of operations that enables readers of your financial statements to see the company through the "eyes of management." We refer you to Item 303(a) of Regulation S-K and SEC Release 33-8350. Consider discussing any plans or course of action that you may take, in the event that your software distribution agreement with your sole supplier, Beijing Chaoran, is not renewed.

Liquidity and Capital Resources, page 29

11.   You state on pages F-14 and F-27 that your ability to continue as a going concern is contingent upon your ability to generate significant revenues or secure financing. Disclosure in the liquidity and capital resources section should include the minimum period of time that you will be able to conduct planned operations using currently available capital resources; the minimum dollar amount of funding you require to conduct proposed operations for a minimum period of one year; and address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses. Quantitative information regarding your financial requirements is required to help investors assess the company's financial condition and the likelihood you will be able to pursue your business plan. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance. Further, please include disclosure up-front in your summary information section that you have not yet generated revenues and have a going concern qualification, to help investors better understand your financial position. Refer to Item 503(a) of Regulation S-K.

Shareholders' Equity, page 29

12.   Tell us whether you obtained a contemporaneous or retrospective valuation and
       whether it was performed by an unrelated valuation specialist, as defined by the
       AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities
       Issued as Compensation" (the "Practice Aid"). Please revise to disclose the
       following information related to issuances of equity instruments:

       • Discuss the significant factors considered, assumptions made, and
         methodologies used in determining the fair value of your common stock.
         In addition, discuss consideration given to alternative factors,
         methodologies and assumptions;

       • Discuss each significant factor contributing to the difference between the
         estimated IPO price and the fair value determined, either
         contemporaneously or retrospectively, as of the date of each equity related
         issuance. This reconciliation should describe significant intervening
         events within the company and changes in assumptions as well as
         weighting and selection of valuation methodologies employed that explain
         the changes in the fair value of your common stock up to the filing of the
         registration statement.

Certain Relationships and Related Transactions, page 30

13.   We refer to your consolidated financial statements and note the advance to your
       executive officers and shareholders as of December 31, 2008 in the amount of
       $115,000. Please revise your disclosure to provide the information required by
       Item 404(d) of Regulation S-K as it pertains to this transaction. Include the
       names of the related persons involved, as well as the approximate dollar value per
       person per transaction.

Exhibits, page 42

14.   Please file any agreements between you and Beijing Chaoran relating to the
       prepayment of hardware pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Exhibit 10.1 Distribution Agreement

15.   We note that your Distribution Agreement is between you and Beijing Chaoran
       Chuangshi Technology Co., Ltd; however in your recitals to the agreement, it
       appears that another company, Beijing Chaoran Mechanical Electronics
       Manufacturing Co., Ltd., has developed the clinical information systems you
       intend to sell. Please reconcile these seemingly conflicting statements. Refer to

Item 101(h)(4)(v) of Regulation S-K. Further, we note in Part 7 to your Distribution Agreement that there appears to be an addendum in Exhibit A to your agreement. Please file the complete agreement with your amended registration statement pursuant to Item 601((b)(10)(ii)(B) of Regulation S-K.

Undertakings, page 42

16.   As your offering involves the resale of securities by selling shareholders, please advise as to why you have included the undertaking associated with Item 512(a)(6) of Regulation S-K.

Financial Statements

Independent Auditor's Report on the Financial Statements

17.   Please revise the independent auditor's report to indicate the city and state where issued. We refer you to Rule 2-02(a) of Regulation S-X.

Note B-Significant Accounting Policies

Revenue Recognition, page F-10

18.   You disclosures indicate that you plan to follow the guidance in SAB 104 to recognize revenues for the sale of hardware, software and customized clinical information systems software. Please clarify whether you considered that your arrangements contain a software element within the scope of SOP 97-2. Refer to paragraph 2 of SOP 97-2, including footnote 2.

19.   We note from your disclosures on page 4 that you are the exclusive sales and service agent for Beijing Chaoran pursuant to a three year software distribution arrangement. Please clarify how your revenue recognition policy complies with the guidance in EITF 99-19. As part of your response, provide us with an analysis of how you considered each of the indicators mentioned in paragraphs 7 – 19 of EITF 99-19.

Note C-Related Party Transactions

Loans to Officers, page F-13

20.   We note that you advanced $115,000 to executive officers and directors of the company. Please revise your disclosures to further describe the nature and terms of these loans. Tell us the specific executive officers and directors that received

these loans and indicate whether these advances were made in connection with the issuance of your common stock.

Note D-Shareholders' Equity

21.   Please provide us with the following information in chronological order for equity related transactions since inception to the most recent balance sheet date:

- the nature and type of equity related transaction;
- the date of issuance;
- description/name of equity holder;
- the reason for the equity related issuance;
- the number of equity instruments granted or issued;
- the fair value of underlying shares of common stock;
- adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- the amount and timing of expense recognition; and
- indicate for each equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Interim Financial Statements

Statement of Cash Flows, page F-20

22.   Revise your disclosures to explain the nature and terms of any common stock issued pursuant to stock subscription agreements. Explain why the stock subscription receivable is not presented in your statement of cash flows for the year ended December 31, 2008. Clarify when you received payments in connection with the stock subscription receivable agreements. Tell us the accounting guidance that you relied upon in accounting for the stock subscription receivable.

Note B-Significant Accounting Policies

Prepaid Expense to Supplier, page F-24

23.   We note that you made wire transfers of $207,998 to Beijing Chaoran for prepaid hardware purchase orders during March 2009. Please revise your disclosures to

further explain the nature and terms of this transaction. Tell us whether the purchase of this hardware represents products that will be resold to customers. Indicate whether you have received the hardware or when you expect to receive the hardware.

24.   Tell us whether you considered disclosing the prepaid expense as a related party transaction on the face of your balance sheet. In addition, tell us how you comply with the related party disclosure requirements in paragraphs 2-4 of SFAS 57.

General

25.   In your next amendment to the Form S-1, please include updated financial statements pursuant to Rule 8-08 of Regulation S-K, and as applicable, update the remainder of the filing accordingly.

*   *   *

        As appropriate, please amend your registration statement and other filings in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   *   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   *   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full

responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile to (813) 832-5284
        Michael T. Williams, Esq.